VIA EDGAR

June 25, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life

Sciences 100 F Street,

N.E. Washington,

D.C. 20549

Re:	Inhibikase Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed June 20, 2025

File No. 333-288213

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Inhibikase Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above- referenced registration statement (the “Registration Statement”) be accelerated to June 27, 2025, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our outside counsel, Goodwin Procter LLP, by calling Marishka DeToy at (617) 570-1926. If you have any questions regarding this request, please contact Marishka DeToy of Goodwin Procter LLP at (617) 570-1926.

Sincerely,

Inhibikase Therapeutics, Inc.

/s/ David McIntyre
David McIntyre
Chief Financial Officer

cc:	Mark Iwicki, Inhibikase Therapeutics, Inc. Danielle Lauzon, Esq., Goodwin Procter LLP
Marishka DeToy, Esq., Goodwin Procter LLP